A Cancer Therapeutics & Diagnostics Company

445 Northern Blvd. Suite 24 Great Neck NY 11021 — Phone: (516) 482-1200 fax: (516) 482-3848

R&D Lab: 9700 Great Seneca Highway, Rockville, MD 20850 (240) 314-0596

www.neogenix.com

parlen@neogenix.com

July 29, 2010

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Branch Chief

Division of Corporation Finance

Re:	Neogenix Oncology, Inc. (the “Company”)

Amendment No. 3 to Registration Statement on Form 10-12G

Filed July 16, 2010

File No. 000-53963

Dear Ms. Hayes:

We are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided on July 28, 2010 with respect to the Company’s Registration Statement on Form 10-12G (the “Form 10”). Your comment is presented in bold italics below, followed by the Company’s response.

General

1.	In response to prior comment 2, you state that you will provide a reasonable range. It is not clear how a range would be applicable since the amount of aggregate potential milestone payments under the agreement is a material term of the agreement that requires disclosure. Please confirm that if you enter into a license agreement you will disclose the aggregate potential milestone payments or explain how a range is applicable.

Response: If the Company enters into a license agreement it will disclose the aggregate potential milestone payments.

Please feel free to contact our counsel, Mark Kass, by telephone at (202) 585-8181 or by fax at (866) 773-4656, or John Partigan, by telephone at (202) 585-8535 or by fax at (866) 947-3586, should you have any questions or further comments.

Sincerely,

/s/ Dr. Philip Arlen Dr. Philip Arlen Chief Executive Officer